CM



UNITED STATI
SECURITIES AND EXCHANG
Washington, D.C. 2

02007086

OMB APPROVAL
Number: 3235-0123
es: September 30, 1998
ated average burden
hours per response . . . 12.00

3/1/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-1306878~~

8-1369
3/4/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Putnam Retail Management, LP and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

RECD S.E.C.
MAR 01 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amrit Kanwal (617)760-1248
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name — *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
P
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RM

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amrit Kanwal, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Putnam Retail Management, LP and Subsidiary, as December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the comp: nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:

Signature

Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUTNAM INVESTMENTS

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP AND SUBSIDIARY
(A Wholly Owned Subsidiary of Putnam Investments Trust)

Consolidated Financial Statements for the Years Ended December 31, 2001, 2000 and 1999 and Independent Auditors' Report





BOSTON · LONDON · TOKYO

200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Partners of
Putnam Retail Management, Limited Partnership and Subsidiary:

We have audited the accompanying consolidated statements of financial condition of Putnam Retail Management, Limited Partnership (formerly Putnam Retail Management, Inc.) and subsidiary (the "Partnership") (a wholly owned subsidiary of Putnam Investments Trust) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in Partners' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts
February 22, 2002

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2000
ASSETS:		
Cash and cash equivalents	$ 108,513,240	$ 106,180,137
Securities purchased under agreements to resell	58,000,000	7,000,000
Accounts receivable from sales of mutual fund shares	566,478	-
Accounts receivable from mutual funds for distribution plans	112,415,043	148,095,679
Prepaid expenses and other assets	2,271,518	5,336,965
Property and equipment, net	1,875,164	3,181,204
TOTAL ASSETS	$ 283,641,443	$ 269,793,985
LIABILITIES AND PARTNERS' EQUITY:		
Liabilities:		
Accounts payable for shares sold	$ 1,172,966	$ 1,734,686
Accounts payable to brokers from sales of mutual fund shares	-	318,117
Accrued compensation	11,279,458	22,655,075
Accounts payable and accrued expenses	93,866,067	46,565,428
Commissions payable for distribution plans	90,656,050	122,709,423
Total liabilities	$ 196,974,541	$ 193,982,729
Contingencies (Note 10)		
Partners' Equity:		
Partners' Equity	$ 99,284,392	$ 348,971,514
Accounts receivable from Parent	(12,617,490)	(273,160,258)
Total partners' equity	$ 86,666,902	$ 75,811,256
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 283,641,443	$ 269,793,985

The accompanying notes are an integral part of these consolidated statements.

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31, 2001	2000	1999
REVENUE:			
Distribution fees	$ 472,561,794	$ 662,626,747	$ 575,038,103
Contingent deferred sales charges	111,310,881	126,363,941	132,849,891
Commissions	47,444,430	94,919,074	74,876,942
Interest and other income	14,900,013	7,319,891	6,037,827
Total revenue	646,217,118	891,229,653	788,802,763
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:			
Compensation and benefits	133,626,855	183,433,597	173,629,534
Dealer commissions	92,863,369	119,687,590	88,768,889
Professional and external services	54,361,699	60,519,062	38,653,059
Communications	52,074,154	53,836,246	48,243,271
Other operating expenses	30,642,517	73,054,927	24,684,766
Total selling, general and administrative expenses	363,568,594	490,531,422	373,979,519
INCOME BEFORE PROVISION FOR INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	282,648,524	400,698,231	414,823,244
PROVISION FOR INCOME TAXES (Note 6)	101,935,646	143,091,998	147,974,201
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	180,712,878	257,606,233	266,849,043
Cumulative effect of change in accounting principle, net of taxes (Note 3)	-	-	(11,374,539)
NET INCOME	$ 180,712,878	$ 257,606,233	$ 255,474,504
PRO FORMA NET INCOME ASSUMING RETROACTIVE CHANGE IN ACCOUNTING PRINCIPLE	$ 180,712,878	$ 257,606,233	$ 266,849,043

The accompanying notes are an integral part of these consolidated statements.

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' EQUITY

	ACCOUNTS RECEIVABLE FROM PARENT	COMMON STOCK	ADDITIONAL PAID-IN-CAPITAL	RETAINED EARNINGS	PARTNERS' EQUITY	TOTAL EQUITY
1999						
Balance, beginning	$ -	$ 6,650	$ 26,561,500	$ 67,522,627	$ -	$ 94,090,777
Net Intercompany Transactions	(17,646,731)	-	-	-	-	(17,646,731)
Net Income	-	-	-	255,474,504	-	255,474,504
Dividend paid to Parent	-	-	-	(251,000,000)	-	(251,000,000)
Balance, ending	**$ (17,646,731)**	**$ 6,650**	**$ 26,561,500**	**$ 71,997,131**	**$ -**	**$ 80,918,550**
2000						
Balance, beginning	$ (17,646,731)	$ 6,650	$ 26,561,500	$ 71,997,131	$ -	$ 80,918,550
Net Intercompany Transactions	(255,513,527)	-	-	-	-	(255,513,527)
Net Income	-	-	-	257,606,233	-	257,606,233
Dividend paid to Parent	-	-	-	(7,200,000)	-	(7,200,000)
Balance, ending	**$ (273,160,258)**	**$ 6,650**	**$ 26,561,500**	**$ 322,403,364**	**$ -**	**$ 75,811,256**
2001						
Balance, beginning	$ (273,160,258)	$ 6,650	$ 26,561,500	$ 322,403,364	$ -	$ 75,811,256
Conversion to Limited Partnership	-	(6,650)	(26,561,500)	(322,403,364)	348,971,514	-
Balance, adjusted beginning	(273,160,258)	-	-	-	348,971,514	75,811,256
Net Intercompany Transactions	260,542,768	-	-	-	-	260,542,768
Net Income	-	-	-	-	180,712,878	180,712,878
Dividend paid to Parent (Note 9)	-	-	-	-	(430,400,000)	(430,400,000)
Balance, ending	**$ (12,617,490)**	**$ -**	**$ -**	**$ -**	**$ 99,284,392**	**$ 86,666,902**

The accompanying notes are an integral part of these consolidated statements.

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 180,712,878	$ 257,606,233	$ 255,474,504
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,515,522	2,198,400	2,638,097
Loss on disposal of property and equipment	6,541	214,367	-
Payment of deferred commissions to brokers/dealers	(195,486,509)	(520,203,196)	(415,276,446)
Cumulative effect of change in accounting principle, net of tax	-	-	11,374,539
Reimbursement of deferred commissions from Parent	195,486,509	520,203,196	415,276,446
Changes in assets and liabilities:			
Securities sold (purchased) under agreements to resell, net	(51,000,000)	62,907,000	(1,520,000)
Accounts receivable from sales of mutual fund shares	(566,478)	-	348,189
Accounts receivable from mutual funds for distribution plans	35,680,636	5,422,540	(30,724,098)
Accounts payable to brokers from sales of mutual fund shares	(318,117)	(408,631)	726,748
Prepaid expense and other assets	3,065,447	(2,138,783)	(18,128,597)
Accounts payable for shares sold	(561,720)	(504,383)	(480,093)
Accrued compensation	(11,375,617)	(10,012,186)	6,976,139
Accounts payable and accrued expenses	47,300,639	(55,797,987)	13,872,798
Commissions payable for distribution plans	(32,053,373)	8,342,703	23,906,708
Net cash provided by operating activities	172,406,358	267,829,273	264,464,934
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property and equipment	(216,023)	(1,563,015)	(1,439,531)
CASH FLOWS FROM FINANCING ACTIVITIES			
Accounts receivable from Parent	260,542,768	(255,513,527)	(18,173,443)
Dividend paid to Parent	(430,400,000)	(7,200,000)	(251,000,000)
Net cash used in financing activities	(169,857,232)	(262,713,527)	(269,173,443)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,333,103	3,552,731	(6,148,040)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	106,180,137	102,627,406	108,775,446
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 108,513,240	$ 106,180,137	$ 102,627,406

The accompanying notes are an integral part of these consolidated statements.

(1) Organization

Putnam Retail Management, Limited Partnership (formerly Putnam Retail Management, Inc.) and subsidiary (the "Partnership") is a 99% owned subsidiary of Putnam Investments, LLC, which is a wholly owned subsidiary of Putnam Investments Trust (the "Parent"), and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly subsidiary of the Putnam Investments, LLC. The Parent is a majority owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC").

The Partnership's primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the Funds), principally within the United States of America. The Partnership's revenue is largely dependent on the total value and composition of assets under management, which include domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

In 2001, the Parent and its subsidiaries commenced a corporate restructuring. Putnam Retail Management, Inc. converted to a Limited Liability Partnership, becoming Putnam Retail Management, Limited Partnership. The Partnership will thereafter do business as Putnam Retail Management, Limited Partnership. No ownership changes resulted from this restructuring.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Putnam Retail Management, Limited Partnership and its wholly owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank demand deposits, commercial paper and time deposits with original maturities of three months or less. Commercial paper and time deposits are recorded at amortized cost, which approximates market value.

Securities Purchased Under Agreements to Resell

Resale agreements are treated as operating transactions in the consolidated statements of cash flows and are recorded on the consolidated statements of financial condition at the amounts at which the securities were purchased, which approximate fair value, based upon the short-term nature of the agreements.

The Partnership invests certain cash balances, held in its capacity as investor servicing agent for the Funds, in resale agreements. Interest earned from these investments is used to reduce amounts due from the Funds for services provided by the Partnership.

The Partnership purchased certain U.S. Treasury obligations from a single party for $58,000,000 and $7,000,000 at December 31, 2001 and 2000, respectively, and agreed to resell these U.S. Treasury obligations on January 2, 2002 and January 2, 2001, respectively, for cost plus interest accrued. At December 31, 2001 and 2000, the U.S. Treasury obligations had market values, including accrued interest, of $59,461,000 and $7,159,000, respectively.

(2) Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated using the straight-line method based on estimated useful lives of three to ten years. Leasehold improvements are amortized using the straight-line method over the periods covered by the applicable leases, or the estimated useful lives of the improvements, whichever is less. Upon sale or retirement, the cost, less accumulated depreciation and amortization is removed from the accounts and the resulting gain or loss, if any, is reflected in operating income. Additions, renewals and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred.

Commissions and Sale of Mutual Fund Shares

Fund shares are typically sold through a network of independent brokers/dealers. Commission revenue arises primarily from sales of Class A and Class M shares, share classes in which the investing shareholder typically pays a commission at the time of sale. Commission revenue is presented net of the related commissions paid to the independent brokers/dealers in the consolidated statements of income. Commissions paid to the registered representatives of the Partnership, commissions paid by the Partnership to independent brokers/dealers related to sales of Class A shares of $1,000,000 or more, and sales at net asset value to participant-directed retirement plans are recorded in dealer commissions in the consolidated statements of income.

The Partnership records accounts receivable from sales of mutual fund shares and accounts payable to brokers from sales of mutual fund shares sold on a settlement-date basis and records net commissions thereon on a trade-date basis.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107 requires the disclosure of the estimated fair value of financial instruments. The Company estimates the fair value of financial instruments by using valuation methodologies based on assumptions involving discount rates and future cash flows. Management has determined that the carrying amounts of these financial instruments approximate fair value at December 31, 2001.

Income Taxes

The Partnership is taxed as a corporation for federal tax purposes and as a partnership for Massachusetts state tax purposes. The Partnership is treated as a division of the Parent for income tax purposes and, therefore, the Parent is responsible for the payment of income taxes on the Partnership's net income.

The Partnership records a current liability or asset for the estimated taxes payable or refundable on tax returns for the current year and a deferred tax liability or asset for the estimated future tax effects attributable to temporary differences.

The Partnership is included in the federal tax return of MMC. The Partnership computes its current and deferred tax provision in a manner, which is representative of how the Partnership would have computed its provision had it not been included in the federal tax return of MMC. Accordingly, tax amounts in the consolidated financial statements effectively represent related-party transactions.

(2) Summary of Significant Accounting Policies (Continued)

Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior years to conform to the current year presentation.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 provides new accounting standards for recording of liabilities related to legal obligations to retire tangible long-lived assets. The Statement requires an entity to recognize, at fair value, a liability associated with an asset retirement obligation in the period in which the liability is both incurred and in which the fair value is determinable. The provisions of this Statement are effective for the Partnership's fiscal year ended December 31, 2003, although earlier application is permitted. The Partnership has not completed its evaluation of SFAS No. 143 and has not yet determined its effect on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets, and supersedes SFAS No. 121. SFAS No. 144 is effective for the Partnership's fiscal year beginning January 1, 2002. The Partnership has assessed the effects of SFAS 144 and has determined that the adoption of SFAS 144 does not have a material impact on the consolidated financial statements.

(3) Change in Accounting Principle

Commissions paid to registered representatives of the Partnership for the sale of Class B shares were recorded directly to expense for the year ended December 31, 1999. Prior to 1999, Class B share commissions paid to Partnership representatives were recorded as an asset and amortized over a six-year life. The direct expense method was adopted to recognize commissions as incurred (the change) and to improve comparability of the Partnership's consolidated financial statements with the statements of other companies in its industry. The pro forma net income amounts on the consolidated statements of income have been adjusted for the change, the effect of the change on incentive compensation, and the related income taxes.

For the year ended December 31, 1999, income before cumulative effect of change in accounting principle includes $2,134,000 of current year expense related to the change. As a result, the pro forma net income amount for 1999 is the same as income before cumulative effect of change in accounting principle. In addition, an adjustment of $11,375,000 (net of income taxes) to retroactively apply the change is included in 1999 net income.

(4) Distribution Fees

The Partnership acts as distributor of the Funds under various distribution agreements (the Agreements) and distribution plans adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the terms of the Agreements, the Funds pay the Partnership distribution fees at rates approved by the Funds' Trustees. The Partnership uses such fees to offset, in part, its distribution costs. Amounts due from the Funds related to distribution fees are recorded as accounts receivable from mutual funds for distribution plans in the consolidated statements of financial condition. With respect to Class B and Class C shares, share classes in which the Partnership pays a commission to the selling broker/dealer at the time of sale and the investing shareholder is subject to a deferred sales charge in the event of early redemption, distribution costs include the commissions paid by the Partnership. Commissions paid to the independent brokers for the sale of Class B and Class C shares were $195,486,509, $520,203,196, and $415,276,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The commissions for the sale of Class B and C shares were reimbursed to the Partnership by the Parent.

With respect to Class B shares, the Partnership also receives a contingent deferred sales charge in the event of early shareholder redemption. The Partnership records the cost of the commissions paid on the sale of Class B shares as an asset on the books of the Parent, which amortizes the asset over a six-year period on a straight-line basis, adjusted for early shareholder redemptions, and allocates this charge to the Partnership. The six-year period does not exceed the period the Funds are subject to the contingent deferred sales charge.

During 2001, 2000 and 1999, the Partnership was assessed an intercompany charge recorded as a payable to the Parent which was related to the reimbursement of the commissions. For the years ended December 31, 2001, 2000 and 1999, total expense charged to the Partnership by the Parent related to the commissions was $44,939,000, $74,211,000 and $59,572,000, respectively, and is included in dealer commissions in the consolidated statements of income.

(5) Property and Equipment

Property and equipment consist of the following:

	December 31, 2001	December 31, 2000
Office and data processing equipment	$ 15,230,882	$ 15,025,425
Less accumulated depreciation	(13,357,727)	(11,907,371)
Net office and data processing equipment	1,873,155	3,118,054
Leasehold improvements	3,545,863	3,545,863
Less accumulated amortization	(3,543,854)	(3,482,713)
Net leasehold improvements	2,009	63,150
Property and equipment – net	$ 1,875,164	$ 3,181,204

(6) Income Taxes

The Partnership's provision for income taxes for the years ended December 31, 2001, 2000 and 1999 consists of the following:

	2001	2000	1999
Federal:			
Current tax provision (benefit)	$ 94,527,287	$ (38,058,362)	$ 13,062,792
Deferred tax provision	6,311,912	178,502,568	132,171,024
Total federal tax provision	100,839,199	140,444,206	145,233,816
State:			
Current tax provision (benefit)	1,027,815	(653,553)	295,927
Deferred tax provision	68,632	3,301,345	2,444,458
Total state tax provision	1,096,447	2,647,792	2,740,385
Total tax provision	$101,935,646	$143,091,998	$147,974,201

The total tax provision differs from the amount which would be calculated by applying the federal statutory tax rate to income before provision for federal and state income taxes primarily due to state taxes (net of the federal benefit for those state taxes) and a portion of meals and entertainment expenses not deductible for income tax purposes.

The primary temporary differences that give rise to the deferred tax provision are commissions deducted when paid for income tax purposes but deferred and amortized for financial reporting and deferred compensation. As of January 1, 2001, Commissions are being amortized for tax purposes pursuant to Revenue Procedure 2000-38.

(7) Net Capital Requirements

As a broker/dealer, Putnam Retail Management, Limited Partnership is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Partnership to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Partnership's net capital, as computed pursuant to Rule 15c3-1, was approximately $58,028,000 at December 31, 2001, which was greater than the required net capital of approximately $13,084,000 by approximately $44,944,000. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 3.38 to 1.

(8) Exemption from Reserve and Security Custody Requirements Pursuant To Rule 15c3-3

The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Securities and Exchange Commission Act, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker/dealer are promptly delivered. The Partnership does not otherwise hold funds or securities for, or owe money or securities to, customers.

(9) Transactions with Parent and Affiliates

Accounts Receivable from Parent

Accounts receivable from Parent represents intercompany transactions between the Partnership and the Parent due to the receipt and payment of cash on the Parent's books and the recording of related transactions on the Partnership's books. This balance is recorded as a reduction of partners' equity in the consolidated statements of financial condition.

Profit-Sharing Plan

The Partnership, the Parent and affiliates sponsor a profit-sharing plan (the "Plan") covering substantially all employees and providing for an annual contribution as determined by the Board of Directors. The Partnership's provision for contributions is included in compensation and benefits in the consolidated statements of income.

Parent Operating Expenses

The accompanying consolidated financial statements have been prepared from the separate records maintained by the Partnership and may not be indicative of the conditions that would have existed or the results of operations if the Partnership had been operated as an unaffiliated company.

The Partnership shares office facilities and personnel with other wholly owned subsidiaries of the Parent. Accordingly, the related costs of such arrangements have been allocated among the various subsidiaries in a manner which management believes is representative of the actual costs incurred.

Capitalized Software Costs

The Parent capitalizes certain costs related to software developed for internal use as long-lived assets, which are amortized on a straight-line basis over the lesser of three years, or the estimated useful life and allocated to its subsidiaries, including the Partnership.

The following table summarizes transactions with the Parent that are included in the consolidated statements of income for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Profit-sharing plan	$ 5,517,000	$ 5,292,000	$ 3,775,000
Office facilities and personnel costs	2,292,000	17,100,000	70,667,000
Incentive compensation plans	46,513,000	94,058,000	65,418,000

Revenue Earned by Providing Services to the Funds

The Partnership derives its revenues primarily from commissions and distribution fees earned pursuant to underwriting agreements and distribution agreements with the Funds. The Funds that provided more than 10% of the Partnership's total revenue for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Putnam Fund for Growth and Income	$82,924,000	$108,998,000	$160,683,000
Putnam Voyager Fund	74,997,000	107,142,000	96,092,000
Putnam New Opportunities Fund	58,489,000	87,720,000	74,042,000

During 2001, the Partnership paid a dividend to the Parent in the amount of $430,400,000.

(10) Contingencies

The Partnership is subject to claims and lawsuits that arise in the ordinary course of business. Some of these claims and lawsuits seek damages in amounts, which could, if assessed, be significant. On the basis of present information, available insurance coverage and advice received from counsel, it is the opinion of management that the ultimate disposition or ultimate determination of these claims will not have a material adverse effect on the Partnership's results of operations or consolidated financial position.



PUTNAM INVESTMENTS

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP AND SUBSIDIARY
(SEC I.D. No. 8-1306878)

Consolidated Statement of Financial
Condition as of December 31, 2001
and Independent Auditors' Report
and Supplemental Report on
Internal Control

Filed in accordance with Rule 17a-5(e) (3) as a PUBLIC DOCUMENT.



BOSTON · LONDON · TOKYO

200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Partners of
Putnam Retail Management, Limited Partnership and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Putnam Retail Management, Limited Partnership (formerly Putnam Retail Management, Inc.) and subsidiary (the "Partnership") (a wholly owned subsidiary of Putnam Investments Trust) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Putnam Retail Management, Limited Partnership and subsidiary as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts
February 22, 2002

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS:		
Cash and cash equivalents	$	108,513,240
Securities purchased under agreements to resell		58,000,000
Accounts receivable from sales of mutual fund shares		566,478
Accounts receivable from mutual funds for distribution plans		112,415,043
Prepaid expenses and other assets		2,271,518
Property and equipment, net		1,875,164
TOTAL ASSETS	$	283,641,443
LIABILITIES AND PARTNERS' EQUITY:		
Liabilities:		
Accounts payable for shares sold	$	1,172,966
Accrued compensation		11,279,458
Accounts payable and accrued expenses		93,866,067
Commissions payable for distribution plans		90,656,050
Total liabilities	$	196,974,541
Contingencies (Note 7)		
Partners' Equity:		
Partners' Equity	$	99,284,392
Accounts receivable from Parent		(12,617,490)
Total partners' equity	$	86,666,902
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	283,641,443

The accompanying notes are an integral part of this consolidated financial statement.

(1) Organization

Putnam Retail Management, Limited Partnership (formerly Putnam Retail Management, Inc.) and subsidiary (the "Partnership") is a 99% owned subsidiary of Putnam Investments, LLC, which is a wholly owned subsidiary of Putnam Investments Trust (the "Parent"), and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly subsidiary of the Putnam Investments, LLC. The Parent is a majority owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC").

The Partnership's primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the "Funds"), principally within the United States of America.

In 2001, the Parent and its subsidiaries commenced a corporate restructuring. Putnam Retail Management, Inc. converted to a Limited Liability Partnership and became Putnam Retail Management, Limited Partnership. No ownership changes resulted from this restructuring and the Partnership will thereafter do business as Putnam Retail Management, Limited Partnership.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of Putnam Retail Management, Limited Partnership and its wholly owned subsidiary. All material intercompany accounts are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank demand deposits, commercial paper and time deposits with original maturities of three months or less. Commercial paper and time deposits are recorded at amortized cost, which approximates market value.

Securities Purchased Under Agreements to Resell

Resale agreements are treated as operating transactions and are recorded in the consolidated statement of financial condition at the amounts at which the securities were purchased, which approximates fair value, based upon the short-term nature of the agreements.

The Partnership invests certain cash balances, held in its capacity as investor servicing agent for the Funds, in resale agreements.

The Partnership purchased certain U.S. Treasury obligations from a single party for $58,000,000 at December 31, 2001 and agreed to resell these U.S. Treasury obligations on January 2, 2002 for cost plus interest accrued. At December 31, 2001, the U.S. Treasury obligations had market values, including accrued interest, of $59,461,000.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated using the straight-line method based on estimated useful lives of three to ten years. Leasehold improvements are amortized using the straight-line method over the periods covered by the applicable leases, or the estimated useful life of the improvement, whichever is less. Upon sale or retirement, the cost less accumulated depreciation and amortization is removed from the accounts. Additions, renewals and betterments of fixed assets are capitalized.

(2) Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107 requires the disclosure of the estimated fair value of financial instruments. The Company estimates the fair value of financial instruments by using valuation methodologies based on assumptions involving discount rates and future cash flows. Management has determined that the carrying amounts of these financial instruments approximate fair value at December 31, 2001.

Income Taxes

The Partnership is taxed as a corporation for federal tax purposes and as a partnership for Massachusetts state tax purposes. The Partnership is treated as a division of the Parent for income tax purposes and, therefore, the Parent is responsible for the payment of income taxes on the Partnership's net income.

The Partnership records a current liability or asset for the estimated taxes payable or refundable on tax returns for the current year and a deferred tax liability or asset for the estimated future tax effects attributable to temporary differences.

The Partnership is included in the federal tax return of MMC. The Partnership computes its current and deferred tax provision in a manner which is representative of how the Partnership would have computed its provision had it not been included in the federal tax return of MMC. Accordingly, tax amounts in the consolidated financial statement effectively represent related-party transactions.

Accounting Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 provides new accounting standards for recording of liabilities related to legal obligations to retire tangible long-lived assets. The Statement requires an entity to recognize, at fair value, a liability associated with an asset retirement obligation in the period in which the liability is both incurred and in which the fair value is determinable. The provisions of this Statement are effective for the Partnership's fiscal year ended December 31, 2003, although earlier application is permitted. The Partnership has not completed its evaluation of SFAS No. 143 and has not yet determined its effect on the consolidated statement of financial condition.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets, and supersedes SFAS No. 121. SFAS No. 144 is effective for the Partnership's fiscal year beginning January 1, 2002. The Partnership has assessed the effects of SFAS 144 and has determined that the adoption of SFAS 144 does not have a material impact on the consolidated financial statements.

(3) Property and Equipment

Property and equipment consists of the following:

Office and data processing equipment	$ 15,230,882
Less accumulated depreciation	(13,357,727)
Net office and data processing equipment	1,873,155
Leasehold improvements	3,545,863
Less accumulated amortization	(3,543,854)
Net leasehold improvements	2,009
Property and equipment – net	$ 1,875,164

(4) Net Capital Requirements

As a broker/dealer, Putnam Retail Management, Limited Partnership is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Partnership to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Partnership's net capital, as computed pursuant to Rule 15c3-1, was approximately $58,028,000 at December 31, 2001, which was greater than the required net capital of approximately $13,084,000 by approximately $44,944,000. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 3.38 to 1.

(5) Exemption from Reserve and Security Custody Requirements Pursuant to Rule 15c3-3

The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Securities and Exchange Commission Act, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker/dealer are promptly delivered. The Partnership does not otherwise hold funds or securities for, or owe money or securities to, customers.

(6) Transactions with Parent

Accounts receivable from Parent represents intercompany transactions between the Partnership and the Parent due to the receipt and payment of cash on the Parent's books and the recording of related transactions on the Partnership's books. This balance is recorded as a reduction of partners' equity in the consolidated statement of financial condition.

(7) Contingencies

The Partnership is subject to claims and lawsuits that arise in the ordinary course of business. Some of these claims and lawsuits seek damages in amounts, which could, if assessed, be significant. On the basis of present information, available insurance coverage and advice received from counsel, it is the opinion of management that the ultimate disposition or ultimate determination of these claims will not have a material adverse effect on the Partnership's consolidated financial position.

200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com



February 22, 2002

Putnam Retail Management, LP.
One Post Office Square
Boston, Massachusetts 02109

Dear Sirs/Madams:

In planning and performing our audit of the consolidated financial statements of Putnam Retail Management, Limited Partnership ("PRM") and subsidiary (the "Partnership") (a wholly owned subsidiary of Putnam Investments Trust) for the year ended December 31, 2001 (on which we have issued our report dated February 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on PRM's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by PRM that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by PRM in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because PRM does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of PRM is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which PRM has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with practices and procedures may deteriorate.

Our consideration of PRM's internal control would not necessarily disclose all matters in PRM's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving PRM's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that PRM's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP